FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
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(Print or Type Responses)
1. Name and Address of Reporting Person* Alchin John R.	2. Issuer Name and Ticker or Trading Symbol Comcast Corporation (formerly named AT&T Comcast Corporation): CMCSA and CMCSK	6. Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

     ☐ Director                    ☐ 10% Owner
     ☒ Officer                     ☐ Other (specify below)
        (give title below)

           Executive Vice President, Treasurer and
							Co-Chief Financial Officer
(Last) (First) (Middle) Comcast Corporation 1500 Market Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year November 18, 2002
(Street) Philadelphia PA 19102				5. If Amendment, Date of Original (Month/Day/Year) November 20, 2002			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	11/18/02		A		562	A	(1)	562	D
Class A Special Common Stock	11/18/02		A		111,566.9593	A	(1)	111,566.9593	D
Class A Special Common Stock	11/18/02		A		29.2320	A	(1)	29.2320	I	By 401(k) Plan

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security(1)	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)(1)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares(1)
Option to Purchase Class A Special Common Stock	$6.0417	11/18/02		A		16,551		Immediately	1/06/2003	Class A Special Common Stock	16,551		16,551	D
Option to Purchase Class A Special Common Stock	$6.0417	11/18/02		A		1,449		Immediately	7/06/2003	Class A Special Common Stock	1,449		1,449	D
Option to Purchase Class A Special Common Stock	$10.5834	11/18/02		A		11,100		(2)	1/10/2004	Class A Special Common Stock	11,100		11,100	D
Option to Purchase Class A Special Common Stock	$10.5834	11/18/02		A		23,588		Immediately	7/10/2004	Class A Special Common Stock	23,588		23,588	D
Option to Purchase Class A Special Common Stock	$10.5834	11/18/02		A		37,312		(3)	7/10/2004	Class A Special Common Stock	37,312		37,312	D
Option to Purchase Class A Special Common Stock	$9.5625	11/18/02		A		1,158		Immediately	7/06/2003	Class A Special Common Stock	1,158		1,158	D
Option to Purchase Class A Special Common Stock	$9.5625	11/18/02		A		57,236		Immediately	7/10/2004	Class A Special Common Stock	57,236		57,236	D
Option to Purchase Class A Special Common Stock	$9.5625	11/18/02		A		29,832		(4)	7/10/2004	Class A Special Common Stock	29,832		29,832	D
Option to Purchase Class A Special Common Stock	$7.5000	11/18/02		A		13,332		1/13/2004	1/13/2005	Class A Special Common Stock	13,332		13,332	D
Option to Purchase Class A Special Common Stock	$7.5000	11/18/02		A		447,823		(5)	7/13/2005	Class A Special Common Stock	447,823		447,823	D
Option to Purchase Class A Special Common Stock	$9.1875	11/18/02		A		87,500		Immediately	2/05/2007	Class A Special Common Stock	87,500		87,500	D
Option to Purchase Class A Special Common Stock	$14.9375	11/18/02		A		87,500		(6)	1/09/2008	Class A Special Common Stock	87,500		87,500	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		A		250,000		(7)	6/16/2008	Class A Special Common Stock	250,000		250,000	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		A		17,712		(8)	6/16/2008	Class A Special Common Stock	17,712		17,712	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		A		232,288		(9)	6/16/2008	Class A Special Common Stock	232,288		232,288	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		A		41,250		(10)	5/03/2009	Class A Special Common Stock	41,250		41,250	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		A		3,044		5/03/2008	5/03/2009	Class A Special Common Stock	3,044		3,044	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		A		30,706		(11)	5/03/2009	Class A Special Common Stock	30,706		30,706	D
Option to Purchase Class A Special Common Stock	$37.5625	11/18/02		A		2,662		6/02/2009	6/02/2010	Class A Special Common Stock	2,662		2,662	D
Option to Purchase Class A Special Common Stock	$37.5625	11/18/02		A		597,338		(12)	6/02/2010	Class A Special Common Stock	597,338		597,338	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		A		5,408		(13)	7/30/2011	Class A Special Common Stock	5,408		5,408	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		A		194,592		(14)	7/30/2011	Class A Special Common Stock	194,592		194,592	D
Option to Purchase Class A Special Common Stock	$35.4900	11/18/02		A		200,000		(15)	1/24/2012	Class A Special Common Stock	200,000		200,000	D
Option to Purchase Class A Special Common Stock	$23.8400	11/18/02		A		105,806		(16)	10/28/2012	Class A Special Common Stock	105,806		105,806	D
Option to Purchase Class A Special Common Stock	$23.8400	11/18/02		A		4,194		4/28/2012	10/28/2012	Class A Special Common Stock	4,194		4,194	D

Explanation of Responses:

(1)	Shares and options to purchase shares of Issuer common stock were acquired pursuant to the merger of each of Comcast Holdings Corporation (formerly named Comcast Corporation) and Comcast Cable Communications Holdings, Inc. (formerly named AT&T Broadband Corp.) with wholly-owned subsidiaries of the Issuer.
(2)	1,652 shares are immediately exercisable and 9,448 shares are exercisable on 1/10/2003.
(3)	22,760 shares are immediately exercisable; 2,552 shares are exercisable on 1/10/2003; and 12,000 shares are exercisable on 7/10/2003.
(4)	18,196 shares are immediately exercisable; 2,042 shares are exercisable on 1/10/2003; and 9,594 shares are exercisable on 7/10/2003.
(5)	281,155 shares are immediately exercisable; 60,000 shares are exercisable on 1/13/2003; 46,668 shares are exercisable on 1/13/2004; and 60,000 shares are exercisable on 7/13/2004.
(6)	70,000 shares are immediately exercisable and 17,500 shares are exercisable on 1/09/2003.
(7)	200,000 shares are immediately exercisable and 50,000 shares are exercisable on 6/16/2003.
(8)	5,904 shares are exercisable on each of 6/16/2005, 6/16/2006 and 6/16/2007.
(9)	100,000 shares are immediately exercisable; 25,000 shares are exercisable on each of 6/16/2003 and 6/16/2004; 57,288 shares are exercisable on 6/16/2007; and 25,000 shares are exercisable on 12/16/2007.
(10)	24,750 shares are immediately exercisable and 8,250 shares are exercisable on each of 5/03/2003 and 5/03/2004.
(11)	10,125 shares are immediately exercisable; 3,375 shares are exercisable on each of 5/03/2003, 5/03/2004, 5/03/2005, 5/03/2006 and 5/03/2007; 331 shares are exercisable on 5/03/2008; and 3,375 shares are exercisable on 11/03/2008.
(12)	120,000 shares are immediately exercisable; 60,000 shares are exercisable on each of 6/02/2003, 6/02/2004, 6/02/2005, 6/02/2006, 6/02/2007 and 6/02/2008; 57,338 shares are exercisable on 6/02/2009; and 60,000 shares are exercisable on 12/02/2009.
(13)	2,704 shares are exercisable on each of 7/30/2010 and 1/30/2011.
(14)	61,000 shares are exercisable on 7/30/2003; 30,500 shares are exercisable on each of 7/30/2004, 7/30/2005 and 7/30/2006; 9,500 shares are exercisable on each of 7/30/2007, 7/30/2008 and 7/30/2009; and 6,796 shares are exercisable on each of 7/30/2010 and 7/30/2011.
(15)	62,500 shares are exercisable on 1/24/2004; 31,250 shares are exercisable on each of 1/24/2005, 1/24/2006 and 1/24/2007; and 8,750 shares are exercisable on each of 1/24/2008, 1/24/2009, 1/24/2010, 1/24/2011 and 7/24/2011.
(16)	35,500 shares are exercisable on 10/28/2004; 17,750 shares are exercisable on each of 10/28/2005, 10/28/2006 and 10/28/2007; 4,250 shares are exercisable on each of 10/28/2008, 10/28/2009, 10/28/2010 and 10/28/2011; and 56 shares are exercisable on 4/28/2012.

/s/ John R. Alchin	December 5, 2002

** Signature of Reporting Person	Date
John R. Alchin

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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